EXHIBIT 7

Unaudited computation of ratio of earnings to fixed charges(1)

Six Months ended 30 September 2008 £m

Financing costs per IFRS Consolidated Income Statement	1,244
One third of rental expense	207
Fixed charges(2)	1,451

Profit before taxation	3,314
Share of profit in associated undertakings	(1,792)
Fixed charges	1,451
Dividends received from associated undertakings	232
Preference dividend requirements of a consolidated subsidiary	(34)
Earnings	3,171

Ratio of earnings to fixed charges	2.2

Notes:

(1)          All of the financial information presented in this exhibit is unaudited.

(2)          Fixed charges include (1) interest expensed; (2) amortised premiums, discounts and capitalised expenses related to indebtedness; (3) an estimate of the interest within rental expense; and (4) preference security dividend requirements of a consolidated subsidiary. These include the financings costs of subsidiaries and joint ventures.